Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: February 16, 2021

Deep Dive into the MoneyLion and OppFi SPACs

Two more fintech companies announced last week they will be going public via SPACs

FEBRUARY 15, 2021 BY PETER RENTON

The fintech SPAC craze continues with two big fintech names announcing deals last week. MoneyLion and OppLoans (they are rebranding to OppFi) are both going public via SPACs with the deals expected to close by the end of Q2.

I caught up with the CEOs of both companies today to get the back story on their SPAC deals. But before I get into those conversations a little primer on SPACs. SPAC stands for Special Purpose Acquisition Vehicle, these are public companies formed for the explicit purpose to acquire an existing company. They have been around for decades but have seen a resurgence in the last few months. We are keeping track of all the SPAC deals in fintech here.

Founded in 2013 MoneyLion began life as an online consumer lending platform. But CEO and founder Dee Choubey always saw that as just an entry point into offering a much broader suite of financial services. But even as a lender they had a different approach, offering a free PFM app to help their customers make better financial decisions. Back in 2016 (when I recorded this podcast interview with Dee) customers could connect bank or credit card accounts and receive insights into how to save money or build a better financial life.

That initial loan product has gone now as MoneyLion has morphed into a full-service financial app or as they call it the “All-in-one Mobile Banking Experince”. They offer mobile banking, instant cash advances, investment accounts, credit builder loans, debit rewards cards and more.

When I asked Dee why he decided to take the company public now he talked about the higher profile a public company has and the enhanced ability to raise capital. They would not have been able raise this much capital from the private markets so doing a SPAC deal was the most efficient way to go.

Speaking of the deal, here are some of the details that were shared in the investor presentation. MoneyLion will merge with Fusion Acquisiton Corp (ticker: FUSE) in a $2.9 billion deal. Fusion is chaired by Jim Ross, a former senior executive at State Street Global Advisors, and they IPO’d in June 2020 looking to acquire a fintech company with an enterprise value under $3 billion. Ron Suber introduced the MoneyLion team to Fusion and advised on the transaction.

The deal has an implied transaction value of $2.4 billion and MoneyLion will receive $526 million in net proceeds. This will allow them to accelerate development of a number of new products including a buy now pay later offering, a secured credit card and a crypto trading and rewards platform.

They made the decision a few years ago to move away from the lending business and focus on building out their technology platform. What they are best at is building software by ingesting huge amounts of data. They still have a lending product, Credit Builder, for loans up to $1,000 over a maximum of 12 months, that is used by around 20% of their customers. Most will graduate from that product after six to nine months.

Dee said that MoneyLion is not interested in becoming a bank. They like the “balance sheet light” approach so they can grow rapidly and keep building new and better products. They like providing a digital wallet and focusing on the technology. They will do everything a bank might do without the balance sheet part.

On to the numbers for MoneyLion. They generated adjusted revenue at a $102 million annual run rate in Q4 2020 which was 197% growth over Q4 2019. Their annualized Q4 2020 loss was $26 million and they ended the year with 1.4 million users. They are anticipating a compound annual growth rate (CAGR) in revenue of 77%.

OppLoans is not your typical fintech company. For one, they have never raised any outside equity funding. They were initially funded by the Schwartz family in Chicago and have been profitable now for many years. That in itself sets them apart (for an in-depth perspective listen to my interview with Jared Kaplan, CEO of OppLoans, from last November).

So, deciding to go public was not really about raising capital. In my conversation with Jared he said that the move was more about having a larger megaphone. Because they have not gone down the well-worn path of multiple venture capital rounds, they have a lower profile than most of their contemporaries. He liked the SPAC route because it is more efficient and not as distracting as an IPO.

OppLoans announced their SPAC merger last week (see the investor presentation here). They will be merging with FG New America Corp (ticker: FGNA) which is run by Joe Moglia, the former CEO and Chairman of TD Ameritrade. At the same time they rebranded the company to OppFi, so I will refer to the company of OppFi for the remainder of this article.

The transaction implies an equity valuation at closing of around $800 million and will be fully funded through cash in the trust. When you dig into the financials you will see that the multiples here are quite different to other deals. This represents a 12.2x multiple on 2021 adjusted net income or just 6.9x of 2021 adjusted EBITDA.

OppFi is an online installment lender that has facilitated over 1.5 million loans with a total origination volume of over $2.3 billion, which works out as an average loan size of around $1,500. They have a five-year revenue CAGR of over 100% and have been profitable for many years with a 2020 estimated adjusted EBITDA of $99 million on revenue of $323 million.

OppFi began life as a direct lender with multiple state lending licenses. They moved to a bank partnership model a couple of years ago and are now fully committed to that model. They have multiple bank partners today and will continue with this model as they release new products.

Speaking of new products they just announced SalaryTap which is an innovative new salary advance feature made possible by the advances in real-time payroll verification. These are similar sized loans to their core product, up to $2,000, but loan repayments come from a payroll deduction. This means that the interest rates are significantly lower, averaging around 30% APR. They are building pipes into payroll systems directly within their app for a seamless user experience.

Also coming in 2021 is the OppFi credit card. This will be a graduation product for OppFi customers and will allow them to expand their customer base. This will also give them a  potential foray into point of sale lending.

When I asked Jared about the rebrand to OppFi he said that see their role as providing far more than loans. They want to be the digital financial services destination for the everyday consumer. This means multiple products and the flexibility to go into other areas of finance beyond loans but with a focus on improving the financial health of everyday consumers.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Important Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of Fusion for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Fusion’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to : Fusion Acquisition Corp., 375 Park Avenue, Suite 2607, New York, New York, 10152 Attention: John James, (212) 763-0169.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s and MoneyLion’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward- looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

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